EXHIBIT (a)(5)(C)
For Immediate Release — June 19, 2009
Telular Announces Final Results of Tender Offer
CHICAGO, IL USA—Telular Corporation (NASDAQ: WRLS)

Telular Corporation, a global leader in connecting businesses and machines over wireless networks, today announced the final results of its modified “Dutch Auction” tender offer to repurchase up to two million shares of common stock, which expired at 12:01 a.m., New York City time, on Tuesday, June 16, 2009.
In accordance with the terms and conditions of the tender offer, Telular accepted for purchase 2,344,857 shares of its common stock at a price of $2.25 per share, for a total cost of $5,275,928 (excluding fees and expenses relating to the tender offer). The shares accepted for purchase represent approximately 14% of Telular’s outstanding shares of common stock as of June 19, 2009.
The 2,344,857 shares accepted for purchase are comprised of 2,000,000 shares Telular offered to purchase and 344,857 shares purchased pursuant to Telular’s right to purchase up to an additional 2% of the shares outstanding immediately prior to the commencement of the tender offer. Due to over-subscription, the final proration factor for shares validly tendered at or below $2.25 per share is approximately 95.8%.
The depositary for the tender offer, Computershare Trust Company, N.A., will promptly make payment for the shares accepted for purchase and will promptly return all other shares tendered and not purchased. Subject to the rules and regulations of the Securities and Exchange Commission, Telular may, from time to time at management’s discretion, spend an additional $1.2 million to repurchase additional shares of its common stock on the open market under its previously authorized share buyback program.
About Telular
Telular Corporation provides event monitoring and wireless access solutions for business and residential customers, enabling devices such as phones, faxes, computers and commercial machinery to be connected using wireless technology. With over 20 years of experience in the wireless industry, Telular Corporation has developed solutions to deliver remote access for voice and data without significant network investment or disruption. Headquartered in Chicago, Telular Corporation has additional offices in Atlanta and Miami. For more information, please visit www.telular.com.
Investor Relations Contact:
Brinlea Johnson
The Blueshirt Group
(212)-551-1453
brinlea@blueshirtgroup.com